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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Babcock & Brown Air Limited
(Name of Issuer)
Common Shares in the form of American Depositary Shares
(Title of Class of Securities)
05674P101
(CUSIP Number)
October 3, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05614P101	13G	Page	2

1	NAMES OF REPORTING PERSONS Everest Capital Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	5	SOLE VOTING POWER

NUMBER OF		1,755,248 common shares in the form of American Depositary Shares, or ADSs

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,755,248

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,755,248

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.22%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 2 of 6 Pages

Item 1(a).	Name of Issuer:

Babcock & Brown Air Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Babcock & Brown Air Limited

West Pier, Dun Laoghaire, County Dublin, Ireland

Item 2(a)	Name of Person Filing:

Everest Capital Limited

Item 2(b)	Address of Principal Business Office or, if None, Residence:

Everest Capital Limited

Level 35 AMP Centre

50 Bridge Street

Sydney NSW 2000

Australia

Item 2(c)	Citizenship:

Australia

Item 2(d)	Title of Class of Securities:

Common shares in the form of American Depositary Shares

Item 2(e)	CUSIP Number:

05614P101
Page 3 of 6 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (25 U.S.C. 80a-8);

	(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-13);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

1,755,248 ADSs

(b) Percent of Class:

5.22%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See Item 5 of cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of cover page.
Page 4 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Page 5 of 6 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated October 12th, 2007

By:	/s/ Azra Popo
Azra Popo
Company Secretary

Page 6 of 6 Pages